

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2019

Robert A. Berman
Chief Executive Officer
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, California 92168

> **Re: Hancock Jaffe Laboratories, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2019**
> **CIK No. 0001661053**

Dear Mr. Berman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Barry I. Grossman, Esq.